15025793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 68452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LARRAIN Vial Securities US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Avda. El Bosque Norte 0177 - 3rd floor
(No. and Street)

Las Condes, Santiago	Región Metropolitana, Chile	0177
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Portnoff - FinOP 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Auditores Consultores Ltda.
(Name – *if individual, state last, first, middle name*)

Avda. Isidora Goyenechea 3520, 13th floor	Las Condes, Santiago	RM, Chile	7550071
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2015
14 REGISTRATIONS BRANCH

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2015
14 REGISTRATIONS BRANCH

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Claudio Larraín, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LarrainVial Securities US LLC, as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Autorizo la firma de don CLAUDIO PATRICIO LARRAÍN KAPLAN, C.I 10.484.880-K
en representación de LARRAINVIAL SECURITIES US LLC.
Santiago, 12 de febrero de 2015. lt

GERMAN ROUSSEAU DEL RIO
Notario Suplente
XXII Notaria Santiago

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARRAIN VIAL SECURITIES US LLC

Statement of Financial Condition

As of December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

LARRAIN VIAL SECURITIES US LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Members of
Larrain Vial Securities US LLC:

We have audited the accompanying statement of financial condition of Larrain Vial Securities US LLC (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Larrain Vial Securities US LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG

KPMG Auditores Consultores Ltda.

Santiago Chile, February 20, 2015

LARRAIN VIAL SECURITIES US LLC

Statement of Financial Condition
December 31, 2014

	US$
Assets	
Cash	1,176,981
Due from affiliate	39,079
Property and equipment (net)	74,421
Other assets	59,069
Total assets	1,349,550
Liabilities and Member's Equity	
Accrued expenses	394,734
Deferred rent	22,297
Total liabilities	417,031
Member's equity	932,519
Total liabilities and equity	1,349,550

See accompanying notes to the statement of financial condition

LARRAIN VIAL SECURITIES US LLC

Notes to the Statement of Financial Condition
December 31, 2014

(1) Organization

Larrain Vial Securities US LLC (the "Company" or "LVS") was incorporated in Delaware on November 2, 2009. On July 19, 2010 the Financial Industry Regulatory Authority ("FINRA") granted the application of the Company to conduct business contingent upon the execution of the Membership Agreement, which involved a capital contribution of US$1,000,000.

The Company is an institutional brokerage firm. The Company is engaged primarily in the business of effecting transactions in foreign equities. The Company is registered as a broker dealer with the Securities and Exchange Commission and FINRA and commenced operations in the capacity of a broker dealer on November 1, 2010.

The Company acts as an agent for non-US. Equity sales by its affiliate, Larraín Vial S.A. Corredora de Bolsa ("LVCB"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through LVCB.

The Company is a subsidiary of Larraín Vial S.A. ("LVSA") a Chilean investing private company, which is the sole member of the Company.

(2) Summary of significant accounting policies

(a) Use of estimates and basis of preparation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

(b) Operating lease

The company leases office space under an operating lease that expires in December 2016. The first month of rent under this lease has been abated and will be amortized over the life of the lease. The following is a summary of minimum future rental payments under these leases:

Year ending december	Amount
2015	147,346
2016	151,762
Total	299,108

(2) Summary of significant accounting policies, Continued

(c) Property, equipment and depreciation

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the asset. Management tests for impairment when there is reason to believe such impairment may exist. At December 31, 2014, all assets were operational and management had no reason to believe such assets were impaired.

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2014 is as follows:

	US$	Estimated Useful Lives
Computers	8,371	3 years
Furniture and equipment	50,206	7 years
Leasehold improvements	110,524	5 years
	169,101	
Less accumulated depreciation	(94,680)	
	74,421	

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using discounted cash flow models, as considered necessary. No impairment losses were recognized in the year ended December 31, 2014.

(3) Cash

The Company maintains its cash balances in one financial institution, Citibank, which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash. There are no restrictions or compensating balances on such accounts.

(4) Off balance sheet risk and transactions with customers

ASC 460 (formerly known as Financial Accounting Standards Board Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others") provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreement, the Company has agreed to reimburse its clearing brokers without limit for any losses that the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2014.

(5) Income taxes

The Company is subject to taxes at the federal, state and municipal level and has elected to file as a C-corporation under IRS form 8832. The Company is not subject to Chilean tax.

Management has an obligation to accurately report the true state of the Company, and to make judgments and estimations where necessary. In the context of tax assets and liabilities, there must be a reasonable likelihood that the tax difference may be realized in future years.

For the Company, a tax asset can be calculated based on the Company's cumulative losses. However, a deferred tax asset should be recognized if and only if the management considered that there will be sufficient future taxable profit to utilize the tax loss. The firm does not expect to make enough profits to assign to these losses in future years, thus the complete value of the tax asset has been impaired: in the estimation of management, the likelihood that this tax loss can be utilized in the future is not likely.

(6) Net capital requirements and other regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of Aggregate Indebtedness. At December 31, 2014, the Company had net capital of $759,950 which was $509,950 in excess of the amount required to be maintained.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

(7) Related party transactions

The Company receives overhead services pursuant to a service level arrangement with the Company's affiliates, Asesorias Larraín Limitada ("LVA") and LVCB, both companies are subsidiaries of LVSA. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from LVA and LVCB based on the portion attributable to the Company. Payments related to the service agreement are invoiced and settled in US Dollars.

LVS is engaged in providing various investment banking and securities transactions services to its clients, which include U.S. Institutional investors. Under a clearing agreement between LVS and LVCB, certain transactions are referred to LVCB on behalf of U.S. clients for execution. LVCB charges a 50% commission for these transactions. As of December 31, 2014, $8,484 is due from the affiliate.

The Company signed a services agreement with its LVSA, whereby the Company provides advisory services relating to fixed income securities transactions. As of December 31, 2014, $30,595 is due from the affiliate.

(8) Contingencies

The Company is not involved in or foresees any legal proceedings concerning matters arising connection with the conduct of its businesses.

(9) Subsequent events

The Company has evaluated subsequent events through February 20, 2015, the date these financial statements were available to be issued.

LARRAIN VIAL SECURITIES US LLC

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

To the Members of
Larrain Vial Securities US LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Larrain Vial Securities US LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Larrain Vial Securities US LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG

KPMG Auditores Consultores Ltda.

Santiago Chile, February 20, 2015